United States
Securities and Exchange Commission
Washington, DC 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Prime Retail Inc.
(Name of Issuer)

Prime Retail 10.5% Series A Senior Cumulative Preferred Stock
$ 0.01 par value
(Title of Class of Securities)

741570-20-4
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, OH 44122-5525  (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2001
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)
1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/ /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number  of Shares	7	Sole Voting		27,700
Beneficially
Owned By Each	8	Shared Voting		10,000
Reporting Person
With			9	Sole Dispositive	27,700

10	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned       141,800

12	Check if Aggregate Amount (11) Excludes Certain Shares	X

13	Percent of Class Represented by amount in row (11)		6.17 %

14	Type of Reporting Person	IN


















1	Name of Reporting Person	Tamra F. Gould

2	If a member group		a)	/ /
b)	/X/

3	SEC use only

4	Source of Funds		PF

5	Check if Disclosure of Legal Proceedings

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting		17,100
Beneficially Owned
By Each Reporting	8	Shared Voting		10,000
Person With
			9	Sole Dispositive	17,100

10	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned 	27,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		1.18%

14	Type of Reporting Person	IN


















1	Name of Reporting Person	Gould Trading Company

2	If a member group		a)	/ /
b)	/X/

3	SEC use only

4	Source of Funds		WC

5	Check if disclosure of Legal Proceedings

6	Citizenship or Place of Organization	USA

Number of Shares	7	Sole Voting
Beneficially owned
By Each Reporting	8	Shared Voting		10,000
Person With
9	Sole Dispositive

10	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned	10,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		.435%

14	Type of Reporting Person	CO


















1	Name of Reporting Person	Pleasant Lake Apts Corp

2	If a member group		a)	/ /
b)	/X/

3	SEC use only

4	Source of Funds		WO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting	8	Shared Voting		10,000
Person With
			9	Sole Dispositive

10	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned	10,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		.435%

14	Type of Reporting Person	CO


















1	Name of Reporting Person	Pleasant Lake Apts
					Limited Partnership

2	If a member group		a)	/ /
b)	/X/

3	SEC Use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting	8	Shared Voting		10,000
Person With
9	Sole Dispositive

10	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned	10,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class represented by amount in row (11)	.435%

14	Type of Reporting Person		PN


















1	Name of Reporting Person	Ramat Securities Ltd

2	If a member group		a)	  / /
					b)	/X/

3	SEC Use only

4	Source of Funds		WC

5 	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting	8	Shared Voting		104,100
Person With
9	Sole Dispositive

10	Shared Dispositive	104,100

11	Aggregate Amount Beneficially owned	104,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		4.53%

14	Type of Reporting Person		BD


















There are no changes to the Schedule 13D, Amendment No. 1, except as set forth in this second amendment.

Item  4.	Purpose of Transaction

Howard Amster, Tamra F. Gould, Gould Trading Company, Pleasant
Lake Apts. Limited Partnership, & Ramat Securities Ltd., acquired their shares for purposes of investment. They may be deemed to be a group and might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.

This second amendment is being filed to reflect that on December 11, 2001, Howard Amster became a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)(b)	The aggregate amount owned by the Reporting Persons is
168,900 shares or 7.34% of the outstanding Series A shares.

Howard Amster and his individual retirement accounts own
27,700 Series A shares or 1.2 % of the outstanding Series A shares.

Tamra F. Gould in her retirement accounts owns 17,100 Series A shares or .74% of the outstanding Series A shares.

Gould Trading Company owns 10,000 Series A shares or .435% of the outstanding Series A shares.

Pleasant Lake Apts. Limited Partnership owns 10,000 Series A shares or .435% of the outstanding Series A shares.

Ramat Securities Ltd. owns 104,100 Series A shares or 4.53 % of the outstanding Series A shares.

In addition, the aggregate amount owned by the Reporting Persons on other Securities of the Issuer are:

Shares		Common Shares
335,726	owned by Mr. Amster's retirement accounts
  66,948 	owned by Amster Trading Company
Charitable Remainder Unitrust (a 100% owned corp. funded trust of Amster Trading Company)


Shares		Preferred Series B
928,025	owned by Mr. Amster's retirement accounts
    2,750	owned by Amster Limited Partnership (Mr. Amster
		is general partner)
  58,000	owned by Howard M Amster Charitable Remainder
		Unitrust (100% funded by Mr. Amster)
       170	Pleasant Lake Apts. Corp (100% owned by Mr. Amster)
    4,000	owned by Pleasant Lake Ltd. Partnership (Mr. Amster's
		100% corporation is general partner)
181,000	owned by Ramat Securities Ltd. (Mr. Amster is 83% owner)
  19,760	owned by Gould Trading Co (Mr. Amster's spouse's
		100% owned corp.)

Signature.	After reasonable inquiry and to the best of our
		knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date	12/20/01
Howard Amster


Tamra F. Gould


Gould Trading Company
By:	Tamra F. Gould
Title:	President


Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President


Pleasant Lake Apts. Limited Partnership
By:	Howard Amster
Title:	Pleasant Lake Apts. Corp. (its general partner)


Ramat Securities Ltd.
By:	David Zlatin
Title:	Securities Principal